Exhibit 99.1

AEGON increases profitability during fourth quarter

¡	Strong increase in underlying earnings and net income

-	Underlying earnings before tax of EUR 427 million

-	Net income of EUR 393 million, due to improved earnings, realized gains on investments and lower impairments

-	Impairments of EUR 209 million, the lowest level in six quarters

-	Cost reduction measures of EUR 250 million realized in 2009, exceeding target of EUR 150 million

¡	Robust sales demonstrating solid franchise

-	New life sales of EUR 549 million, driven by strong sales in most businesses

-	Net deposits, excluding institutional guaranteed products, of EUR 1.5 billion, due to strong sales of pensions and retail mutual funds

-	Profitable sales with value of new business of EUR 216 million and an internal rate of return of 17.6%

¡	Continued strong capital position

-	EUR 0.8 billion in capital freed-up in Q4, totaling EUR 3.3 billion in 2009

-	Excess capital of EUR 3.7 billion by end December

-	Insurance Group Directivea) capital surplus of EUR 6.7 billion, equivalent to solvency ratio of 204%

¡	No dividend on common shares

Statement of Alex Wynaendts, CEO

“Clearly, the steps we have taken over the past year have delivered solid results - a return to profit, reduced expenses, and continued customer confidence, resulting in increased sales in all country units. AEGON today is in a stronger financial position, which enabled us to repay one-third of the capital we obtained from the Dutch government. Given the uncertain environment, we believe that it continues to be prudent to maintain a substantial capital buffer, as reflected in our strong capital position. Although impairments improved during the quarter, they remained at elevated levels for the year, which led to lower cash flows from our operating units. Consequently, AEGON will not declare a dividend to common shareholders. Looking ahead, we are confident that our strategy will continue to reinforce AEGON’s strong position in the gradually improving economic environment.”

KEY PERFORMANCE INDICATORS

amounts in EUR millions	Notes	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax	1	427	351	22	(181)	—	1,160	1,573	(26)

Net income	2	393	145	171	(1,182)	—	204	(1,082)	—

New life sales	3	549	484	13	598	(8)	2,045	2,631	(22)

Gross deposits excluding institutional guaranteed products	4	5,932	5,978	(1)	5,970	(1)	23,628	22,371	6

Value of new business (VNB)		216	169	28	233	(7)	767	837	(8)

Return on equity	5	8.9%	8.4%	6	(8.7%)	—	5.9%	6.6%	(11)

For footnotes see page 23.

Supplements: AEGON’s Q4 2009 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com

STRATEGIC HIGHLIGHTS

AEGON continued to deliver on its strategic priorities:

¡	To reallocate capital toward business with higher growth and return prospects

¡	To improve growth and returns from existing businesses

¡	To reduce financial markets risk

¡	To manage AEGON as an international company.

Portfolio review

AEGON continues to assess its businesses to ensure they meet requirements in terms of earnings growth, cash flow and return on capital. As part of this review, AEGON sold its funeral insurance business in the Netherlands in January 2010 for EUR 212 million. The sale will have a positive effect on AEGON’s excess capital position and is expected to result in a modest book gain in the first half of 2010.

Cost measures

During 2009, AEGON realized cost reduction measures of EUR 250 million, significantly above the company’s target for the year of EUR 150 million. Excluding the impact of restructuring charges, increased employee benefit expenses in the United States and currency movements, operating costs decreased in 2009 by 5% on a comparable basis.

AEGON’s total workforce, excluding agent employees, declined by 7% during the year to just over 25,000 employees. The decline was due mainly to restructuring in the United States and the United Kingdom, as well as the sale of real estate brokerage activities in the Netherlands and the sale of the company’s life insurance operations in Taiwan.

Capital & risk management

Capital preservation

During the fourth quarter of 2009, a further EUR 0.8 billion of capital was released from AEGON’s businesses, bringing the total for 2009 as a whole to EUR 3.3 billion.

Excess capital

¡	Excess capital above S&P AA capital adequacy requirements amounted to EUR 3.7 billion at the end of the fourth quarter 2009, down from EUR 4.8 billion at the end of third quarter of 2009. The decline was due primarily to repayment of one-third of the EUR 3 billion in core capital provided by the Dutch State at the end of 2008. The repayment, including interest and premium for repayment, totaled EUR 1.15 billion.

¡	De-risking and capital efficiency measures added EUR 0.8 billion to excess capital but were offset by other items, mainly related to higher regulatory and rating agency capital requirements for longevity and default provisioning. Statutory earnings of EUR 0.3 billion were partly offset by impairments of EUR 0.2 billion.

¡	Under current uncertain circumstances, AEGON aims to maintain a substantial capital buffer.

Core capital

¡	At year-end 2009, core capital, excluding the revaluation reserves, amounted to EUR 15.9 billion or 75% of the total capital base, well above AEGON’s self-imposed minimum target of 70%[6,7].

¡	Core capital, including the revaluation reserves, totaled EUR 14.2 billion, comprising EUR 12.2 billion in shareholders’ equity and a further EUR 2 billion in convertible core capital securities.

¡	Shareholders’ equity per common share of EUR 5.88.

¡	The revaluation reserves amounted to a negative EUR 1.7 billion, a marginal improvement from the third quarter of 2009 as the positive effects of tightening credit spreads were almost entirely offset by the impact of rising risk-free interest rates and realized gains.

¡	At the end of December 31, 2009, the Insurance Group Directive (IGD) capital surplus totaled EUR 6.7 billion, equivalent to a solvency ratio of 204%.

Improved risk profile

As announced in February last year, AEGON is running off its institutional spread-based business in the United States. The run-off will significantly reduce AEGON’s exposure to credit risk and help lessen overall sensitivity to fluctuations in financial markets. During the course of 2009, as planned, account balances of this business were reduced by USD 11.5 billion to USD 21.3 billion. During 2010, these balances are expected to be reduced by a further USD 8.5 billion. In order to fund these outflows, assets from the institutional spread-based business have been transferred internally to other businesses in the United States in exchange for cash. As a result, the institutional spread-based business realized a negative spread on these assets which adversely impacted underlying earnings.

Dividend

AEGON’s dividend policy remains unchanged and is based on its capital position and cash flows. Although the capital position is strong, cash flows were impacted by higher than average impairments in 2009. Therefore, AEGON will not declare a dividend to common shareholders over the fiscal year 2009.

Manage AEGON as an international company

At the end of the fourth quarter, AEGON launched a variable annuity product in the Netherlands, part of a broader effort to use existing knowledge and expertise in the United States to expand the company’s variable annuities business in Europe and Japan. Currently, variable annuity products are being sold in the United Kingdom, the Netherlands and France. In addition, toward the end of 2009, AEGON’s joint venture with Sony Life launched its first variable annuity product in the Japanese market. The product is being distributed through Sony Life’s Lifeplanner channel and several banks, including megabank Sumitomo Mitsui Banking Corp. Sales will be reported starting in the first quarter of 2010.

New reporting structure

From the first quarter of 2010, AEGON will adjust its segment reporting structure to reflect recent structural changes in its organization. Comparable full year 2008 and quarterly 2009 numbers will be published on April 12, 2010. The day after, on April 13, AEGON will host a meeting in London to provide a further explanation to analysts and investors.

FINANCIAL HIGHLIGHTS

FINANCIAL OVERVIEW

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax by line of business
Life and protection	267	280	(5)	121	121	1,052	911	15
Individual savings and retirement products	78	79	(1)	(433)	—	(94)	(146)	36
Pensions and asset management	105	29	—	179	(41)	259	508	(49)
Institutional products	(5)	5	—	100	—	118	405	(71)
Life reinsurance	16	15	7	(114)	—	21	(63)	—
Distribution	(9)	(1)	—	(19)	53	(3)	1	—
General insurance	18	7	157	(3)	—	36	45	(20)
Interest charges and other	(48)	(69)	30	(17)	(182)	(252)	(112)	(125)
Share in net results of associates	5	6	(17)	5	—	23	24	(4)

Underlying earnings before tax	427	351	22	(181)	—	1,160	1,573	(26)

Over/(under) performance of fair value items	(174)	(58)	(200)	(770)	77	(460)	(1,619)	72

Operating earnings before tax	253	293	(14)	(951)	—	700	(46)	—

Operating earnings before tax by line of business
Life and protection	250	289	(13)	104	140	988	795	24
Individual savings and retirement products	(36)	(61)	41	(902)	96	(315)	(922)	66
Pensions and asset management	79	69	14	224	(65)	48	251	(81)
Institutional products	(20)	37	—	(54)	63	161	8	—
Life reinsurance	40	43	(7)	(319)	—	203	(361)	—
Distribution	(9)	(1)	—	(19)	53	(3)	1	—
General insurance	18	7	157	(3)	—	36	45	(20)
Interest charges and other	(74)	(96)	23	13	—	(441)	113	—
Share in net results of associates	5	6	(17)	5	—	23	24	(4)

Operating earnings before tax	253	293	(14)	(951)	—	700	(46)	—

Gains/(losses) on investments	324	(100)	—	136	138	432	35	—
Impairment charges	(209)	(285)	27	(501)	58	(1,273)	(1,038)	(23)
Other income/(charges)	5	48	(90)	38	(87)	(323)	(12)	—

Income before tax	373	(44)	—	(1,278)	—	(464)	(1,061)	56
Income tax	20	189	(89)	96	(79)	668	(21)	—

Net income	393	145	171	(1,182)	—	204	(1,082)	—

Net underlying earnings	373	309	21	(69)	—	1,025	1,234	(17)
Net operating earnings	278	272	2	(623)	—	718	69	—

Underlying earnings geographically
Americas	304	289	5	(234)	—	805	1,073	(25)
The Netherlands	95	102	(7)	75	27	398	378	5
United Kingdom	34	(13)	—	13	162	48	141	(66)
Other countries	42	42	—	(17)	—	161	93	73
Holding and other	(48)	(69)	30	(18)	(167)	(252)	(112)	(125)

Underlying earnings before tax	427	351	22	(181)	—	1,160	1,573	(26)
Operating earnings geographically
Americas	201	213	(6)	(1,167)	—	775	(587)	—
The Netherlands	52	141	(63)	227	(77)	151	213	(29)
United Kingdom	34	(6)	—	(6)	—	54	122	(56)
Other countries	40	41	(2)	(17)	—	161	93	73
Holding and other	(74)	(96)	23	12	—	(441)	113	—

Operating earnings before tax	253	293	(14)	(951)	—	700	(46)	—

Commissions and expenses	1,388	1,473	(6)	1,863	(25)	5,983	6,109	(2)
of which operating expenses	830	776	7	928	(11)	3,262	3,272	—

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

AEGON’s underlying earnings before tax amounted to EUR 427 million for the fourth quarter. Financial markets had a positive effect particularly compared with the same quarter last year, when the company’s earnings were severely impacted by the turmoil in world financial markets.

In the Americas, underlying earnings totaled USD 446 million compared with a loss of USD 412 million a year earlier. The improvement was due mainly to the recovery in financial markets, which had a positive effect on both technical results and fee income. These more than offset lower investment income as a result of increased cash balances in relation to the run-off of AEGON’s institutional spread-based business in the United States.

Underlying earnings in the Netherlands increased to EUR 95 million, up from EUR 75 million in the fourth quarter last year. This increase was mainly the result of improved technical results including several provision releases. Investment income was lower, primarily because the fourth quarter of 2008 included substantial non-recurring dividend income.

In the United Kingdom, underlying earnings amounted to GBP 30 million, a sharp increase from the fourth quarter of 2008, as significantly higher fee income from improved equity and bond markets offset lower earnings from life and protection and losses from distribution companies.

Underlying earnings from Other Countries totaled EUR 42 million in the fourth quarter, driven mainly by further growth in Central & Eastern Europe and Spain. Earnings for the same quarter last year included a sizeable one-time charge in Taiwan. AEGON’s Taiwanese life insurance operations were sold during 2009 and its results are no longer included in the company’s income statements. Excluding Taiwan, underlying earnings before tax increased 24%.

Expenses for the holding company amounted to EUR 48 million in the fourth quarter of 2009, compared with EUR 17 million last year, primarily a result of higher funding costs.

Fair value items

Fair value items include the over- or underperformance on certain assets held at fair value through profit or loss. In the fourth quarter, these showed an underperformance of EUR 174 million, a significant improvement compared with an underperformance of EUR 770 million in the fourth quarter of 2008. In the Americas, the underperformance of EUR 103 million was primarily attributable to losses on a macro equity hedge and negative revaluation of real estate related assets. Underperformance of fair value items in the Netherlands of EUR 43 million was due mainly to the impact of movements in the fair value of guarantees and related hedges. In addition, the further narrowing of AEGON’s own credit spread resulted in a loss of EUR 26 million for the holding company.

Gains on investments

Gains on investments amounted to EUR 324 million in the fourth quarter, a result primarily of trading in AEGON’s bond portfolios. In the Netherlands, investment gains were mainly the result of adjustments in the bond portfolio, in part driven by asset and liability management.

Impairment charges

Impairment charges decreased sharply compared with the fourth quarter of 2008 to EUR 209 million, the lowest level in six quarters, though they remained above AEGON’s long-term average expectations. Impairments on US housing related assets totaled EUR 92 million, while the remainder was related mostly to hybrid securities issued by Irish and UK banks.

Income tax

Income tax in the fourth quarter amounted to EUR 20 million and included a tax benefit of EUR 20 million related to cross border intercompany reinsurance transactions between Ireland and the United States. Tax gains related to these internal transactions totaled EUR 419 million in 2009, and are a partial reversal of the EUR 490 million in tax charges incurred during 2008.

Net income

AEGON’s net income increased to EUR 393 million compared with a loss in the fourth quarter of 2008. The improvement was the result of higher underlying earnings, as well as a significant improvement in the performance of fair value items, gains on investments, a sharp decline in the level of impairments and taxes.

Commissions & expenses

Total commissions and expenses declined by 25% compared with Q4 2008 to EUR 1.4 billion, a result primarily of accelerated amortization of deferred policy acquisition costs in the Americas in the fourth quarter of 2008 related to last year’s lower equity markets. Operating expenses decreased by 11% to EUR 830 million as a result of significant cost savings and weakening of the US dollar.

SALES

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales
Life single premiums	2,161	1,732	25	2,327	(7)	7,422	10,532	(30)
Life recurring premiums annualized	333	311	7	366	(9)	1,303	1,578	(17)

Total recurring plus 1/10 single	549	484	13	598	(8)	2,045	2,631	(22)

New premium production accident and health insurance	126	125	1	161	(22)	561	614	(9)
New premium production general insurance	21	12	75	17	24	56	68	(18)

Gross deposits (on and off balance) by line of business
Fixed annuities	387	434	(11)	1,676	(77)	3,377	4,057	(17)
Variable annuities	699	693	1	590	18	3,055	2,636	16
Saving deposits	1,017	978	4	590	72	3,032	2,473	23
Retail mutual funds	855	949	(10)	501	71	3,117	2,698	16
Pensions and asset management	2,973	2,924	2	2,613	14	11,045	10,505	5
Institutional guaranteed products	598	764	(22)	5,963	(90)	4,325	18,380	(76)
Life reinsurance	1	—	—	—	—	2	2	—

Total gross deposits	6,530	6,742	(3)	11,933	(45)	27,953	40,751	(31)
Total gross deposits excl. institutional guaranteed products	5,932	5,978	(1)	5,970	(1)	23,628	22,371	6

Net deposits (on and off balance) by line of business
Fixed annuities	(226)	(225)	—	593	—	382	71	—
Variable annuities	12	149	(92)	(114)	—	651	(441)	—
Saving deposits	454	440	3	(535)	—	870	(699)	—
Retail mutual funds	304	255	19	(182)	—	484	590	(18)
Pensions and asset management	997	1,373	(27)	257	—	3,122	1,769	76
Institutional guaranteed products	(7,153)	(3,473)	(106)	1,679	—	(14,412)	2,185	—
Life reinsurance	(11)	(12)	8	(19)	42	(51)	(61)	16

Total net deposits	(5,623)	(1,493)	—	1,679	—	(8,954)	3,414	—
Total net deposits excl. institutional guaranteed products	1,530	1,980	(23)	—	—	5,458	1,229	—

REVENUE GENERATING INVESTMENTS

	Dec. 31, 2009	Sept. 30, 2009%
Revenue generating investments (total)	361,018	354,033	2
Investments general account	134,205	132,617	1
Investments for account of policyholders	125,845	119,647	5
Off balance sheet investments third parties	100,968	101,769	(1)

New life sales

New life sales totaled EUR 549 million, up 13% compared with the third quarter. Most businesses reported increased sales for the quarter. In the Netherlands and the United Kingdom, sales increased primarily as a result of a rise in demand for AEGON’s pension products. In Spain and Asia, sales increased as AEGON’s businesses continued to expand, while in Central & Eastern Europe sales were unchanged from the third quarter.

Deposits

Gross deposits, excluding institutional guaranteed products, totaled EUR 5.9 billion in the fourth quarter. Pension deposits, saving deposits and variable annuities were all strong. However, as anticipated, fixed annuity deposits were lower, and will continue to be managed toward a lower level. Net deposits, excluding institutional guaranteed products, remained strong at EUR 1.5 billion.

Value of new business

Value of new business showed a substantial improvement across almost all countries compared with the third quarter and amounted to EUR 216 million. In the Americas, the increase was due mainly to higher margins for variable annuities and life reinsurance, while in the Netherlands higher spreads on mortgages was the main driver. Higher sales volumes were the main reason for an increase in value of new business in Spain.

Revenue-generating investments

Revenue-generating investments rose to EUR 361 billion at the end of December 2009, up 2% from the third quarter. The increase was mainly the result of a further rise in equity markets and a stronger US dollar at the end of the fourth quarter of 2009.

APPENDIX I • Americas • The Netherlands • United Kingdom • Other Countries

FINANCIAL OVERVIEW, Q4 2009 GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
269	10	Life and protection	178	62	12	15	—	267
136	—	Individual savings and retirement products	101	(27)	—	4	—	78
22	28	Pensions and asset management	15	53	32	5	—	105
(2)	—	Institutional products	(5)	—	—	—	—	(5)
22	—	Life reinsurance	16	—	—	—	—	16
—	(8)	Distribution	—	1	(10)	—	—	(9)
—	—	General insurance	—	8	—	10	—	18
—	—	Interest charges and other	—	—	—	—	(48)	(48)
(1)	—	Share in net results of associates	(1)	(2)	—	8	—	5

446	30	Underlying earnings before tax	304	95	34	42	(48)	427
(143)	—	Over/(under) performance of fair value items	(103)	(43)	—	(2)	(26)	(174)

303	30	Operating earnings before tax	201	52	34	40	(74)	253

		Operating earnings before tax by line of business
266	10	Life and protection	177	46	12	15	—	250
(25)	—	Individual savings and retirement products	(11)	(27)	—	2	—	(36)
23	28	Pensions and asset management	16	26	32	5	—	79
(22)	—	Institutional products	(20)	—	—	—	—	(20)
62	—	Life reinsurance	40	—	—	—	—	40
—	(8)	Distribution	—	1	(10)	—	—	(9)
—	—	General insurance	—	8	—	10	—	18
—	—	Interest charges and other	—	—	—	—	(74)	(74)
(1)	—	Share in net results of associates	(1)	(2)	—	8	—	5

303	30	Operating earnings before tax	201	52	34	40	(74)	253

74	30	Gains/(losses) on investments	54	190	33	(1)	48	324
(231)	(49)	Impairment charges	(145)	7	(54)	(17)	—	(209)
—	8	Other income/(charges)	—	—	8	(4)	1	5

146	19	Income before tax	110	249	21	18	(25)	373
120	(4)	Income tax	71	(45)	(5)	—	(1)	20

266	15	Net income	181	204	16	18	(26)	393

403	30	Net underlying earnings	275	73	33	33	(41)	373
345	30	Net operating earnings	232	41	34	31	(60)	278

FINANCIAL OVERVIEW, FY 2009 YEAR-TO-DATE GEOGRAPHICALLY

					amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Holding, other activities & eliminations	Total EUR
		Underlying earnings before tax by line of business
967	38	Life and protection	687	262	43	60	—	1,052
(84)	—	Individual savings and retirement products	(59)	(54)	—	19	—	(94)
59	21	Pensions and asset management	42	174	24	19	—	259
166	—	Institutional products	118	—	—	—	—	118
29	—	Life reinsurance	21	—	—	—	—	21
—	(16)	Distribution	—	16	(19)	—	—	(3)
—	—	General insurance	—	1	—	35	—	36
—	—	Interest charges and other	—	—	—	—	(252)	(252)
(5)	—	Share in net results of associates	(4)	(1)	—	28	—	23

1,132	43	Underlying earnings before tax	805	398	48	161	(252)	1,160
(42)	5	Over/(under) performance of fair value items	(30)	(247)	6	—	(189)	(460)

1,090	48	Operating earnings before tax	775	151	54	161	(441)	700

		Operating earnings before tax by line of business
933	38	Life and protection	663	222	43	60	—	988
(394)	—	Individual savings and retirement products	(280)	(54)	—	19	—	(315)
45	26	Pensions and asset management	32	(33)	30	19	—	48
226	—	Institutional products	161	—	—	—	—	161
285	—	Life reinsurance	203	—	—	—	—	203
—	(16)	Distribution	—	16	(19)	—	—	(3)
—	—	General insurance	—	1	—	35	—	36
—	—	Interest charges and other	—	—	—	—	(441)	(441)
(5)	—	Share in net results of associates	(4)	(1)	—	28	—	23

1,090	48	Operating earnings before tax	775	151	54	161	(441)	700

8	90	Gains/(losses) on investments	6	224	101	7	94	432
(1,337)	(163)	Impairment charges	(951)	(111)	(183)	(23)	(5)	(1,273)
(4)	59	Other income/(charges)	(3)	—	66	(387)	1	(323)

(243)	34	Income before tax	(173)	264	38	(242)	(351)	(464)
940	(29)	Income tax	669	(23)	(33)	(43)	98	668

697	5	Net income	496	241	5	(285)	(253)	204

1,048	56	Net underlying earnings	745	299	62	112	(193)	1,025
1,055	59	Net operating earnings	750	114	67	112	(325)	718

AMERICAS

¡	Underlying earnings before tax increase to USD 446 million

¡	New life sales up 3% from previous quarter to USD 208 million

¡	Net deposits excluding IGP* total USD 1.4 billion, driven by strong pension sales

¡	Value of new business rises to USD 128 million as a result of higher margins

Underlying earnings before tax

Underlying earnings before tax for the fourth quarter of 2009 amounted to USD 446 million.

¡	Earnings from Life & Protection were strong in the fourth quarter and totaled USD 269 million.

¡	Individual Savings & Retirement earnings amounted to USD 136 million. Within variable annuities, a write-down of intangible assets related to the Merrill Lynch Life company acquisition of USD 22 million was offset by a positive unlocking of deferred policy acquisition costs.

¡	Pensions & Asset Management earnings were in line with the same quarter last year as higher fees from higher asset balances were offset by increased employee benefit plan expenses.

¡	Institutional guaranteed products spreads declined significantly due to an accumulation of cash necessary to run-off the business as well as the amortization of unrealized losses on assets transferred to other portfolios in exchange for cash.

¡	Earnings from Life Reinsurance totaled USD 22 million. Net reserve strengthening was partly offset by favorable mortality experience during the quarter.

Net income

Net income amounted to USD 266 million, a strong improvement from the loss in Q4 2008. The improvement was the result of higher underlying earnings, the improved performance of fair value items, gains on investments and substantially lower impairment charges.

The underperformance of fair value items of USD 143 million was attributable to macro equity hedge losses (USD 72 million), negative revaluations of real estate related assets partly offset by strong private equity and hedge fund returns (USD 36 million), and fair value annuity losses (USD 35 million) driven by a tightening in credit spreads and policyholder behavior assumption changes.

Gains on investments totaled USD 74 million, primarily the result of profits realized by trading in the bond portfolio.

Impairments, though still above AEGON’s long-term expectations, continued to trend down from the high levels experienced during the second half of 2008. During the fourth quarter, impairments amounted to USD 231 million.

Net income included a tax gain of USD 42 million related to cross border intercompany reinsurance treaties. Tax gains from these internal transactions totaled USD 590 million in 2009 and are a partial reversal of tax charges of USD 718 million during 2008.

Commissions and expenses

Total commissions and expenses decreased 21% to USD 1.1 billion. The fourth quarter last year included substantial accelerated deferred policy acquisition costs amortization following lower equity markets. Operating expenses increased 4% to USD 549 million as significant expense reductions were more than offset by an increase in employee benefit plan expenses.

Sales and deposits

Total new life sales increased 3% compared with Q3 2009. New premium production for accident and health products increased 3% compared with Q3 2009 as new initiatives more than offset the run-off of the automotive credit business in the United States.

Total gross deposits, excluding IGP*, increased 13% compared with Q3 2009. As a result of active management of the fixed annuity book, deposits declined to USD 648 million in Q4 2009, while variable annuity deposits continued to develop favorably and amounted to USD 965 million. Mutual fund deposits increased by 18% to USD 862 million as a result of improved market conditions.

Pension deposits increased 22% in the quarter to USD 3.3 billion. Net pension deposits remained very strong at USD 1.6 billion for the fourth quarter.

*	IGP= institutional guaranteed products

Value of new business

Value of new business improved to USD 128 million due primarily to higher margins in the variable annuity and life reinsurance businesses. The internal rate of return increased to 14.7%, mainly as a result of improved margins on variable annuities.

Revenue-generating investments

Revenue-generating investments declined by 1% in the fourth quarter to USD 307 billion at the end of December 2009 as outflows related to the run-off of the institutional spread-based business were partly offset by strong net inflows from pension and retail businesses.

AMERICAS - EARNINGS

USD millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax by line of business
Life	189	193	(2)	159	19	653	769	(15)
Accident and health	80	67	19	68	18	314	363	(13)

Life and protection	269	260	3	227	19	967	1,132	(15)
Fixed annuities	103	62	66	86	20	311	368	(15)
Variable annuities	45	50	(10)	(709)	—	(356)	(587)	39
Retail mutual funds	(12)	(8)	(50)	—	—	(39)	8	—

Individual savings and retirement products	136	104	31	(623)	—	(84)	(211)	60
Pensions and asset management	22	10	120	23	(4)	59	150	(61)
Institutional guaranteed products	(17)	1	—	127	—	119	544	(78)
BOLI/COLI	15	9	67	4	—	47	50	(6)

Institutional products	(2)	10	—	131	—	166	594	(72)
Life reinsurance	22	20	10	(170)	—	29	(93)	—
Share in net results of associates	(1)	(1)	—	—	—	(5)	1	—

Underlying earnings before tax	446	403	11	(412)	—	1,132	1,573	(28)

Over/(under) performance of fair value items	(143)	(97)	(47)	(1,330)	89	(42)	(2,434)	98

Operating earnings before tax	303	306	(1)	(1,742)	—	1,090	(861)	—

Operating earnings before tax by line of business
Life	187	197	(5)	70	167	636	593	7
Accident and health	79	66	20	43	84	297	321	(7)

Life and protection	266	263	1	113	135	933	914	2
Fixed annuities	106	87	22	(110)	—	315	(68)	—
Variable annuities	(119)	(164)	27	(1,185)	90	(670)	(1,289)	48
Retail mutual funds	(12)	(8)	(50)	—	—	(39)	8	—

Individual savings and retirement products	(25)	(85)	71	(1,295)	98	(394)	(1,349)	71
Pensions and asset management	23	10	130	(11)	—	45	91	(51)
Institutional guaranteed products	(36)	47	—	(76)	53	185	(15)	—
BOLI/COLI	14	9	56	(8)	—	41	26	58

Institutional products	(22)	56	—	(84)	74	226	11	—
Life reinsurance	62	63	(2)	(465)	—	285	(529)	—
Share in net results of associates	(1)	(1)	—	—	—	(5)	1	—

Operating earnings before tax	303	306	(1)	(1,742)	—	1,090	(861)	—

Gains/(losses) on investments	74	(98)	—	(10)	—	8	(103)	—
Impairment charges	(231)	(287)	20	(499)	54	(1,337)	(1,138)	(17)
Other income/(charges)	—	(5)	—	(1)	—	(4)	6	—

Income before tax	146	(84)	—	(2,252)	—	(243)	(2,096)	88
Income tax	120	316	(62)	393	(69)	940	74	—

Net income	266	232	15	(1,859)	—	697	(2,022)	—

Net underlying earnings	403	359	12	(279)	—	1,048	1,143	(8)
Net operating earnings	345	295	17	(1,136)	—	1,055	(491)	—

Commissions and expenses	1,141	1,295	(12)	1,451	(21)	5,009	4,961	1
of which operating expenses	549	539	2	527	4	2,227	2,167	3

For the amounts in euro see the Financial Supplement.

AMERICAS - SALES

USD millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales
Life single premiums	184	193	(5)	262	(30)	606	931	(35)
Life recurring premiums annualized	189	183	3	179	6	715	852	(16)

Total recurring plus 1/10 single	208	202	3	205	1	776	945	(18)

Life	149	152	(2)	138	8	566	669	(15)
BOLI/COLI	1	1	—	15	(93)	4	36	(89)
Life reinsurance	58	49	18	52	12	206	240	(14)

Total recurring plus 1/10 single	208	202	3	205	1	776	945	(18)

New premium production accident and health insurance	184	178	3	205	(10)	758	870	(13)

Gross deposits (on and off balance) by line of business
Fixed annuities	648	691	(6)	2,328	(72)	4,751	5,947	(20)
Variable annuities	965	912	6	747	29	3,728	3,680	1
Retail mutual funds	862	732	18	396	118	2,414	2,813	(14)
Pensions and asset management	3,394	2,841	19	2,771	22	12,027	12,987	(7)
Institutional guaranteed products	972	1,158	(16)	8,075	(88)	6,085	26,945	(77)
Life reinsurance	—	1	—	1	—	2	4	(50)

Total gross deposits	6,841	6,335	8	14,318	(52)	29,007	52,376	(45)
Total gross deposits excl. institutional guaranteed products	5,869	5,177	13	6,243	(6)	22,922	25,431	(10)

Net deposits (on and off balance) by line of business
Fixed annuities	(296)	(278)	(6)	896	—	538	103	—
Variable annuities	(51)	153	—	(150)	66	415	(811)	—
Retail mutual funds	383	236	62	(219)	—	467	778	(40)
Pensions and asset management	1,361	839	62	24	—	3,584	2,660	35
Institutional guaranteed products	(10,320)	(4,906)	(110)	2,433	—	(20,280)	3,203	—
Life reinsurance	(17)	(17)	—	(25)	32	(72)	(89)	19

Total net deposits	(8,940)	(3,973)	(125)	2,959	—	(15,348)	5,844	—
Total net deposits excl. institutional guaranteed products	1,380	933	48	526	162	4,932	2,641	87

REVENUE GENERATING INVESTMENTS

	Dec. 31, 2009	Sept. 30, 2009%
Revenue generating investments (total)	307,375	310,483	(1)
Investments general account	123,560	125,712	(2)
Investments for account of policyholders	71,915	68,927	4
Off balance sheet investments third parties	111,900	115,844	(3)

For the amounts in euro see the Financial Supplement.

THE NETHERLANDS

¡	Underlying earnings increase 27% to EUR 95 million

¡	Net income improves 65% to EUR 204 million

¡	Strong demand for pensions leads to new life sales of EUR 93 million

¡	Value of new business rises to EUR 66 million on higher margins and volumes

Underlying earnings before tax

Underlying earnings before tax amounted to EUR 95 million. Several separate provision releases totaling EUR 36 million more than offset charges of EUR 22 million related to a reorganization of the sales operations and EUR 9 million for the deposit guarantee scheme in the Netherlands following the failures of two banks, Icesave and DSB.

¡	Earnings from Life & Protection increased to EUR 62 million. Life results improved mainly as a result of higher investment income, higher earnings from mortgages and lower costs, partly offset by charges related to a reorganization of the sales operations. Earnings also included several releases of provisions.

¡	For Savings, improved margins were more than offset by charges related to a reorganization of the sales operations and the failures of Icesave and DSB, which led to an underlying loss of EUR 27 million.

¡	Pensions & Asset Management earnings declined compared with last year to EUR 53 million. Q4 2008 included a one-off dividend of EUR 75 million and exceptional technical results of EUR 37 million. Current quarter results included a release of provisions.

¡	Earnings from Distribution amounted to EUR 1 million. Lower volumes in the Dutch insurance market continue to have repercussions for the earnings of this business.

¡	General insurance earnings increased to EUR 8 million and included a charge related to the reorganization of the Dutch sales operations.

Net income

Net income increased by two-thirds compared with Q4 2008 to EUR 204 million. The improvement was a result of higher underlying earnings, lower impairment charges and increased gains on investments partly offset by an underperformance on fair value items. Gains on investments totaled EUR 190 million, mainly the result of adjustments in the bond portfolio, in part driven by asset and liability management. Fair value items underperformed by EUR 43 million mainly because of the impact of fair value movements of guarantees and related hedges. Impairments amounted to a positive EUR 7 million as a result of the recovery of previously impaired securities.

Commissions and expenses

Commissions and expenses decreased by 15% compared with Q4 2008 to EUR 321 million. As a result of significant cost savings, operating costs declined by 13% to EUR 258 million.

Sales and deposits

As a result of improved service and customer satisfaction, evidenced by recent surveys, demand for AEGON’s group pension products increased. This resulted in pension sales of EUR 72 million. Meanwhile, life sales rose to EUR 21 million as a result of an increase in recurring premium production related to mortgages. In total, new life sales amounted to EUR 93 million.

Value of new business

Higher volumes and margins in the mortgage business resulted in an increase in the value of new business to EUR 66 million. The internal rate of return for AEGON’s Dutch activities continues to be high at 14.9%, driven mainly by the mortgage business.

Revenue-generating investments

Revenue-generating investments rose to EUR 70.9 billion at the end of December 2009, up 2% compared with the previous quarter, primarily the result of continued net inflows.

THE NETHERLANDS - EARNINGS

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax by line of business
Life	61	61	—	(34)	—	234	43	—
Accident and health	1	9	(89)	(3)	—	28	23	22
Life and protection	62	70	(11)	(37)	—	262	66	—

Saving products	(27)	(8)	—	(20)	(35)	(54)	(14)	—
Individual savings and retirement products	(27)	(8)	—	(20)	(35)	(54)	(14)	—

Pensions and asset management	53	38	39	169	(69)	174	308	(44)
Distribution	1	3	(67)	(22)	—	16	3	—
General insurance	8	(2)	—	(15)	—	1	8	(88)
Share in net results of associates	(2)	1	—	—	—	(1)	7	—

Underlying earnings before tax	95	102	(7)	75	27	398	378	5

Over/(under) performance of fair value items	(43)	39	—	152	—	(247)	(165)	(50)

Operating earnings before tax	52	141	(63)	227	(77)	151	213	(29)

Operating earnings before tax by line of business
Life	45	67	(33)	29	55	194	75	159
Accident and health	1	9	(89)	(3)	—	28	23	22

Life and protection	46	76	(39)	26	77	222	98	127
Saving products	(27)	(8)	—	(20)	(35)	(54)	(14)	—
Individual savings and retirement products	(27)	(8)	—	(20)	(35)	(54)	(14)	—

Pensions and asset management	26	71	(63)	258	(90)	(33)	111	—
Distribution	1	3	(67)	(22)	—	16	3	—
General insurance	8	(2)	—	(15)	—	1	8	(88)
Share in net results of associates	(2)	1	—	—	—	(1)	7	—

Operating earnings before tax	52	141	(63)	227	(77)	151	213	(29)
Gains/(losses) on investments	190	(34)	—	84	126	224	20	—
Impairment charges	7	(12)	—	(68)	—	(111)	(138)	20

Income before tax	249	95	162	243	2	264	95	178
Income tax	(45)	(21)	(114)	(119)	62	(23)	(1)	—

Net income	204	74	176	124	65	241	94	156

Net underlying earnings	73	78	(6)	80	(9)	299	326	(8)
Net operating earnings	41	106	(61)	129	(68)	114	139	(18)

Commissions and expenses	321	279	15	376	(15)	1,181	1,269	(7)
of which operating expenses	258	206	25	297	(13)	873	934	(7)

THE NETHERLANDS - SALES

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales
Life single premiums	638	329	94	225	184	1,503	1,324	14
Life recurring premiums annualized	29	20	45	18	61	89	86	3

Total recurring plus 1/10 single	93	52	79	41	127	239	219	9

Life	21	19	11	20	5	82	97	(15)
Pensions	72	33	118	21	—	157	122	29

Total recurring plus 1/10 single	93	52	79	41	127	239	219	9

New premium production accident and health insurance	4	3	33	4	—	17	15	13
New premium production general insurance	7	6	17	7	—	26	28	(7)

Gross deposits (on and off balance) by line of business
Saving deposits	1,017	978	4	590	72	3,032	2,473	23
Pensions and asset management	166	173	(4)	83	100	412	228	81

Total gross deposits	1,183	1,151	3	673	76	3,444	2,701	28

Net deposits (on and off balance) by line of business
Saving deposits	454	440	3	(535)	—	870	(699)	—
Pensions and asset management	(123)	210	—	14	—	(99)	(38)	(161)

Total net deposits	331	650	(49)	(521)	—	771	(737)	—

REVENUE GENERATING INVESTMENTS

	Dec. 31, 2009	Sept. 30, 2009%
Revenue generating investments (total)	70,861	69,656	2
Investments general account	36,144	35,496	2
Investments for account of policyholders	21,749	21,044	3
Off balance sheet investments third parties	12,968	13,116	(1)

UNITED KINGDOM

¡	Underlying earnings before tax increase to GBP 30 million

¡	New life sales up 9% compared with Q3 2009 to GBP 237 million

¡	Higher sales lead to value of new business of GBP 32 million, up 10% compared with Q3 2009

Underlying earnings before tax

Underlying earnings before tax increased to GBP 30 million in the fourth quarter, mainly as a result of a strong recovery in financial markets and business growth.

¡	Earnings from Life & Protection amounted to GBP 10 million. Earnings in the fourth quarter last year had included a one-off benefit.

¡	Pensions & Asset Management earnings increased to GBP 28 million, due to a strong recovery in financial markets.

¡	Distribution recorded a loss of GBP 8 million as a result of lower income due to adverse market conditions and costs associated with adapting the business to the new environment.

Net income

Net income amounted to GBP 15 million in Q4 2009 as the result of higher underlying earnings, an improved performance of fair value items and gains on investments, partly offset by an increase in impairments. Gains on investments totaled GBP 30 million, mainly from bond trading. Impairments increased in the fourth quarter to GBP 49 million, mostly related to hybrid securities issued by Irish and UK banks.

Commissions and expenses

Total commissions and expenses were up 8% compared with Q4 2008 to GBP 186 million, mainly as a result of a lower deferral of expenses and the release of employee benefit reserves in the fourth quarter last year. Operating expenses decreased by 1%, as cost savings measures led to lower expenses.

Sales and deposits

New life sales increased by 9% compared with Q3 2009 to GBP 237 million. Sales of group and individual pensions increased, though annuity production was lower, as planned following repricing. Gross deposits declined to GBP 270 million, compared with a very strong third quarter.

Value of new business

Value of new business increased compared with Q3 2009, in line with higher pension sales, to GBP 32 million. The internal rate of return on new business remained stable at 13.5%.

Revenue-generating investments

As a result of a further recovery in financial markets and net inflows, revenue-generating investments increased to GBP 55.8 billion at the end of December 2009.

UNITED KINGDOM - EARNINGS

GBP millions	Notes	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax by line of business
Life		10	10	—	18	(44)	38	46	(17)

Life and protection		10	10	—	18	(44)	38	46	(17)
Pensions and asset management		28	(18)	—	(8)	—	21	68	(69)
Distribution		(8)	(3)	(167)	3	—	(16)	(1)	—

Underlying earnings before tax		30	(11)	—	13	131	43	113	(62)
Over/(under) performance of fair value items		—	6	—	(15)	—	5	(15)	—

Operating earnings before tax		30	(5)	—	(2)	—	48	98	(51)

Operating earnings before tax by line of business
Life		10	10	—	18	(44)	38	46	(17)

Life and protection		10	10	—	18	(44)	38	46	(17)
Pensions and asset management		28	(12)	—	(23)	—	26	53	(51)
Distribution		(8)	(3)	(167)	3	—	(16)	(1)	—

Operating earnings before tax		30	(5)	—	(2)	—	48	98	(51)

Gains/(losses) on investments		30	26	15	(16)	—	90	(17)	—
Impairment charges		(49)	(70)	30	2	—	(163)	(18)	—
Other income/(charges)	8	8	43	(81)	28	(71)	59	(14)	—

Income before tax		19	(6)	—	12	58	34	49	(31)
Income tax attributable to policyholder return		(8)	(43)	81	(28)	71	(59)	14	—

Income before income tax on shareholders return		11	(49)	—	(16)	—	(25)	63	—
Income tax on shareholders return		4	16	(75)	8	(50)	30	1	—

Net income		15	(33)	—	(8)	—	5	64	(92)

Net underlying earnings		30	(5)	—	17	76	56	104	(46)
Net operating earnings		30	(1)	—	2	—	59	89	(34)

Commissions and expenses		186	167	11	173	8	687	662	4
of which operating expenses		113	109	4	114	(1)	428	414	3
For the amounts in euro see the Financial Supplement. UNITED KINGDOM - SALES
GBP millions	Notes	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales	9
Life single premiums		1,171	1,066	10	1,548	(24)	4,571	6,470	(29)
Life recurring premiums annualized		120	111	8	134	(10)	486	575	(15)

Total recurring plus 1/10 single		237	218	9	289	(18)	943	1,222	(23)

Life		31	40	(23)	66	(53)	183	251	(27)
Pensions		206	178	16	223	(8)	760	971	(22)

Total recurring plus 1/10 single		237	218	9	289	(18)	943	1,222	(23)

Gross deposits (on and off balance) by line of business
Pensions and asset management		270	491	(45)	152	78	1,076	542	99

Total gross deposits		270	491	(45)	152	78	1,076	542	99

Net deposits (on and off balance) by line of business
Pensions and asset management		98	402	(76)	11	—	269	(322)	—

Total net deposits		98	402	(76)	11	—	269	(322)	—

REVENUE GENERATING INVESTMENTS

		Dec. 31, 2009	Sept. 30, 2009%
Revenue generating investments (total)		55,774	54,224	3
Investments general account		7,031	6,779	4
Investments for account of policyholders		45,975	44,795	3
Off balance sheet investments third parties		2,768	2,650	4
For the amounts in euro see the Financial Supplement.

OTHER COUNTRIES

¡	Underlying earnings before tax increase to EUR 42 million

¡	New life sales increase 39% to EUR 57 million compared with Q3 2009, primarily driven by higher sales in Spain

¡	Value of new business rises to EUR 30 million, due mainly to growth in sales

Underlying earnings before tax

Underlying earnings before tax totaled EUR 42 million, driven mainly by further growth in Central & Eastern Europe (CEE) and Spain. Earnings for the same quarter last year had included a sizeable one-off charge associated with the company’s Taiwanese operations. The sale of these operations was completed in August 2009, and results are no longer included in AEGON’s earnings.

¡	Earnings from Life & Protection increased to EUR 15 million, mainly as a result of growth in CEE – particularly in Slovakia and the Czech Republic – as well as improved results from AEGON’s joint ventures in Spain. Results last year were impacted by an accelerated amortization of deferred acquisition costs in Taiwan of EUR 43 million.

¡	Individual Savings & Retirement earnings improved to EUR 4 million as AEGON’s Chinese asset management joint venture increased its asset balances on the back of a strong recovery in the Chinese equity market.

¡	Earnings from Pensions & Asset Management rose to EUR 5 million as a result of higher asset balances and cost efficiencies in CEE.

¡	General Insurance earnings remained high at EUR 10 million, while the fourth quarter last year had included a reserve release of EUR 2 million.

Net income

Net income from Other Countries increased to EUR 18 million as a result of higher underlying earnings, lower losses on investments and lower impairments. Net income for the fourth quarter last year had included an equity impairment in Taiwan of EUR 45 million.

Commissions and expenses

Commissions and expenses, excluding Taiwan, were unchanged compared with the fourth quarter last year. Operating expenses, also excluding Taiwan, were also stable, despite continued growth in the business.

Sales and deposits

As a result of strong growth in both single and recurring premium production, total new life sales increased 39% from the third quarter to EUR 57 million.

¡	In Spain, new life sales increased to EUR 30 million as a result of the introduction of new products and successful sales campaigns. Sales for the partnership with regional savings bank CAM, which are not consolidated in the company’s accounts, amounted to EUR 26 million on a 100% basis;

¡	In CEE, new life sales remained unchanged at EUR 21 million, while new premium production for non-life increased to EUR 14 million as a result of a greater focus on sales of household insurance;

¡	In Asia, new life sales in China increased to EUR 6 million, as a result of higher recurring premium production in most distribution channels. AEGON’s joint venture in India, which is not consolidated, recorded new life sales for the quarter of EUR 7 million on a 100% basis.

Gross deposits decreased compared with the third quarter to EUR 591 million primarily as a result of the introduction of new retail mutual funds in China resulted in high inflows during the third quarter.

Value of new business

Value of new business increased 43% compared with the previous quarter to EUR 30 million, mainly as a result of improved sales in both Spain and Hungary. The internal rate of return remained at a high level.

Revenue-generating investments

Revenue-generating investments increased 6% during the quarter to EUR 12.3 billion at the end of December 2009. The increase was due mainly to market appreciation and net inflows.

OTHER COUNTRIES - EARNINGS

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Underlying earnings before tax by line of business
Life	15	19	(21)	(41)	—	58	11	—
Accident and health	—	—	—	1	—	2	5	(60)

Life and protection	15	19	(21)	(40)	—	60	16	—
Variable annuities	(1)	(1)	—	—	—	—	(1)	—
Saving products	—	—	—	—	—	1	—	—
Retail mutual funds	5	5	—	3	67	18	13	38

Individual savings and retirement products	4	4	—	3	33	19	12	58
Pensions and asset management	5	4	25	2	150	19	12	58
General insurance	10	9	11	12	(17)	35	37	(5)
Share in net results of associates	8	6	33	6	33	28	16	75

Underlying earnings before tax	42	42	—	(17)	—	161	93	73
Over/(under) performance of fair value items	(2)	(1)	(100)	—	—	—	—	—

Operating earnings before tax	40	41	(2)	(17)	—	161	93	73

Operating earnings before tax by line of business
Life	15	19	(21)	(41)	—	58	11	—
Accident and health	—	—	—	1	—	2	5	(60)

Life and protection	15	19	(21)	(40)	—	60	16	—
Variable annuities	(3)	(2)	(50)	—	—	—	(1)	—
Saving products	—	—	—	—	—	1	—	—
Retail mutual funds	5	5	—	3	67	18	13	38

Individual savings and retirement products	2	3	(33)	3	(33)	19	12	58
Pensions and asset management	5	4	25	2	150	19	12	58
General insurance	10	9	11	12	(17)	35	37	(5)
Share in net results of associates	8	6	33	6	33	28	16	75

Operating earnings before tax	40	41	(2)	(17)	—	161	93	73

Gains/(losses) on investments	(1)	2	—	(10)	90	7	(10)	—
Impairment charges	(17)	(1)	—	(49)	65	(23)	(68)	66
Other income/(charges)	(4)	2	—	1	—	(387)	1	—

Income before tax	18	44	(59)	(75)	—	(242)	16	—
Income tax	—	(13)	—	9	—	(43)	(25)	(72)

Net income	18	31	(42)	(66)	—	(285)	(9)	—
Net underlying earnings	33	32	3	(10)	—	112	64	75
Net operating earnings	31	31	—	(10)	—	112	64	75

Commissions and expenses	88	81	9	175	(50)	340	494	(31)
of which operating expenses	54	47	15	66	(18)	195	211	(8)

OTHER COUNTRIES - SALES

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales
Life single premiums	103	44	134	69	49	353	445	(21)
Life recurring premiums annualized	47	37	27	52	(10)	160	189	(15)

Total recurring plus 1/10 single	57	41	39	58	(2)	195	233	(16)

Life	57	41	39	58	(2)	195	232	(16)
Saving products	—	—	—	—	—	—	1	—

Total recurring plus 1/10 single	57	41	39	58	(2)	195	233	(16)

New premium production accident and health insurance	1	1	—	2	(50)	5	6	(17)
New premium production general insurance	14	6	133	10	40	30	40	(25)

Gross deposits (on and off balance)
Variable annuities	64	65	(2)	10	—	406	126	—
Retail mutual funds	271	433	(37)	173	57	1,402	779	80
Pensions and asset management	256	238	8	211	21	878	737	19

Total gross deposits	591	736	(20)	394	50	2,686	1,642	64

Net deposits (on and off balance)
Variable annuities	56	44	27	5	—	356	113	—
Retail mutual funds	33	80	(59)	(56)	—	152	59	158
Pensions and asset management	85	127	(33)	141	(40)	372	397	(6)

Total net deposits	174	251	(31)	90	93	880	569	55

REVENUE GENERATING INVESTMENTS

	Dec. 31, 2009	Sept. 30, 2009%
Revenue generating investments (total)	12,327	11,667	6
Investments general account	2,706	2,765	(2)
Investments for account of policyholders	2,413	2,275	6
Off balance sheet investments third parties	7,208	6,627	9

APPENDIX II — Tables

NET UNDERLYING EARNINGS GEOGRAPHICALLY

EUR millions	Notes	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
	1
Americas		275	255	8	(155)	—	745	780	(4)
The Netherlands		73	78	(6)	80	(9)	299	326	(8)
United Kingdom		33	(6)	—	19	74	62	131	(53)
Other countries		33	32	3	(10)	—	112	64	75
Holding and other		(41)	(50)	18	(3)	—	(193)	(67)	(188)

Net underlying earnings		373	309	21	(69)	—	1,025	1,234	(17)

OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Operating earnings before tax		253	293	(14)	(951)	—	700	(46)	—
(Over)/under performance of fair value items - Americas		103	76	36	933	(89)	30	1,660	(98)
(Over)/under performance of fair value items - The Netherlands		43	(39)	—	(152)	—	247	165	50
(Over)/under performance of fair value items - United Kingdom		—	(7)	—	19	—	(6)	19	—
(Over)/under performance of fair value items - Other countries		2	1	100	—	—	—	—	—
(Over)/under performance of fair value items - Holding and other		26	27	(4)	(30)	—	189	(225)	—

Underlying earnings before tax		427	351	22	(181)	—	1,160	1,573	(26)
Net underlying earnings		373	309	21	(69)	—	1,025	1,234	(17)

AMERICAS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

USD millions

Over/(under) performance of fair value items by line of business
Life and protection		(3)	3	—	(114)	97	(34)	(218)	84
Individual savings and retirement products		(161)	(189)	15	(672)	76	(310)	(1,138)	73
Pensions and asset management		1	—	—	(34)	—	(14)	(59)	76
Institutional products		(20)	46	—	(215)	91	60	(583)	—
Life reinsurance		40	43	(7)	(295)	—	256	(436)	—

Total over/(under) performance of fair value items		(143)	(97)	(47)	(1,330)	89	(42)	(2,434)	98
Total over/(under) performance of fair value items in EUR		(103)	(76)	(36)	(933)	89	(30)	(1,660)	98

THE NETHERLANDS - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Over/(under) performance of fair value items by line of business
Life and protection		(16)	6	—	63	—	(40)	32	—
Pensions and asset management		(27)	33	—	89	—	(207)	(197)	(5)

Total over/(under) performance of fair value items		(43)	39	—	152	—	(247)	(165)	(50)

UNITED KINGDOM - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

GBP millions

Over/(under) performance of fair value items by line of business
Pensions and asset management		—	6	—	(15)	—	5	(15)	—

Total over/(under) performance of fair value items		—	6	—	(15)	—	5	(15)	—

OTHER COUNTRIES - OVER/UNDER PERFORMANCE OF FAIR VALUE ITEMS

EUR millions

Over/(under) performance of fair value items by line of business
Variable annuities		(2)	(1)	(100)	—	—	—	—	—

Total over/(under) performance of fair value items		(2)	(1)	(100)	—	—	—	—	—

SALES

EUR millions	Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
New life sales	549	484	13	598	(8)	2,045	2,631	(22)
Gross deposits (on and off balance)	6,530	6,742	(3)	11,933	(45)	27,953	40,751	(31)

New life sales
Life single premiums	2,161	1,732	25	2,327	(7)	7,422	10,532	(30)
Life recurring premiums annualized	333	311	7	366	(9)	1,303	1,578	(17)

Total recurring plus 1/10 single	549	484	13	598	(8)	2,045	2,631	(22)

Life	211	212	—	265	(20)	885	1,101	(20)
Saving products	—	—	—	—	—	—	1	—
Pensions	299	238	26	283	6	1,011	1,341	(25)
BOLI/COLI	1	—	—	11	(91)	3	25	(88)
Life reinsurance	38	34	12	39	(3)	146	163	(10)

Total recurring plus 1/10 single	549	484	13	598	(8)	2,045	2,631	(22)

New premium production accident and health insurance	126	125	1	161	(22)	561	614	(9)
New premium production general insurance	21	12	75	17	24	56	68	(18)

Gross deposits (on and off balance)
Fixed annuities	387	434	(11)	1,676	(77)	3,377	4,057	(17)
Variable annuities	699	693	1	590	18	3,055	2,636	16
Saving products	1,017	978	4	590	72	3,032	2,473	23
Retail mutual funds	855	949	(10)	501	71	3,117	2,698	16
Pensions and asset management	2,973	2,924	2	2,613	14	11,045	10,505	5
Institutional guaranteed products	598	764	(22)	5,963	(90)	4,325	18,380	(76)
Life reinsurance	1	—	—	—	—	2	2	—

Total gross deposits	6,530	6,742	(3)	11,933	(45)	27,953	40,751	(31)
Total gross deposits excl. institutional guaranteed products	5,932	5,978	(1)	5,970	(1)	23,628	22,371	6

Net deposits (on and off balance) by line of business
Fixed annuities	(226)	(225)	—	593	—	382	71	—
Variable annuities	12	149	(92)	(114)	—	651	(441)	—
Saving deposits	454	440	3	(535)	—	870	(699)	—
Retail mutual funds	304	255	19	(182)	—	484	590	(18)
Pensions and asset management	997	1,373	(27)	257	—	3,122	1,769	76
Institutional guaranteed products	(7,153)	(3,473)	(106)	1,679	—	(14,412)	2,185	—
Life reinsurance	(11)	(12)	8	(19)	42	(51)	(61)	16

Total net deposits	(5,623)	(1,493)	—	1,679	—	(8,954)	3,414	—
Total net deposits excl. institutional guaranteed products	1,530	1,980	(23)	—	—	5,458	1,229	—

EMPLOYEE NUMBERS
	At Dec. 31, 2009	At Dec. 31, 2008
Number of employees	28,382	31,425
Agents	3,292	4,446
Number of employees excl. agents	25,090	26,979

VALUE OF NEW BUSINESS AND IRR

EUR millions, after tax			VNB Q4 2009	VNB Q3 2009%		VNB Q4 2008%		VNB FY 2009	VNB FY 2008%
Americas			85	63	35	124	(31)	293	412	(29)
The Netherlands			66	51	29	13	—	184	43	—
United Kingdom			35	34	3	60	(42)	170	234	(27)
Other Countries			30	21	43	35	(14)	120	148	(19)

Total			216	169	28	233	(7)	767	837	(8)

			IRR %	IRR%		IRR%
EUR millions, after tax			Q4 2009	Q3 2009		Q4 2008
Americas			14.7	12.1		12.4
The Netherlands			14.9	21.8		10.8
United Kingdom			13.5	13.4		14.0
Other Countries			36.2	37.6		37.2

Total			17.6	18.5		16.5

MODELED NEW BUSINESS, APE AND DEPOSITS
			Premium business APE					Premium business APE
EUR millions	Notes		Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
	10
Americas			235	251	(6)	279	(16)	997	1,097	(9)
The Netherlands			120	87	38	75	60	328	300	9
United Kingdom			250	247	1	341	(27)	1,070	1,514	(29)
Other Countries			79	60	32	113	(30)	357	409	(13)

Total			684	645	6	809	(15)	2,753	3,321	(17)

			Deposit business Deposits					Deposit business Deposits
EUR millions			Q4 2009	Q3 2009%		Q4 2008%		FY 2009	FY 2008%
Americas			3,022	4,367	(31)	8,718	(65)	17,753	30,151	(41)
Other Countries			108	95	14	23	—	525	98	—

Total			3,130	4,462	(30)	8,742	(64)	18,278	30,249	(40)

VNB/PVNBP SUMMARY
		Premium business				Premium business
		VNB	PVNBP	VNB/ PVNBP	VNB/ APE	VNB	PVNBP	VNB/ PVNBP	VNB/ APE
EUR millions	Notes	Q4 2009%			%	FY 2009%			%
	11
Americas		44	1,195	3.7	18.7	142	4,690	3.0	14.2
The Netherlands		66	1,210	5.4	55.1	184	2,763	6.7	56.0
United Kingdom		35	1,650	2.1	13.8	170	6,938	2.5	15.9
Other Countries		26	556	4.6	32.4	115	2,690	4.3	32.2

Total		170	4,611	3.7	24.9	611	17,080	3.6	22.2

		Deposit business				Deposit business
		VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits	VNB	PVNBP	VNB/ PVNBP	VNB/ Deposits
EUR millions	Notes	Q4 2009%			%	FY 2009%			%
	11
Americas		41	3,736	1.1	1.4	151	23,589	0.6	0.9
Other Countries		5	307	1.5	4.2	5	1,230	0.4	0.9

Total		46	4,043	1.1	1.5	156	24,819	0.6	0.9

Notes:

1)

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable. In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products, and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON the Netherlands and Variable Annuities Europe (included in Other countries) are excluded from underlying earnings.

The Holding includes certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The change in AEGON's credit spread resulted in a loss of EUR 26 mln in Q4 2009 on the fair value movement on these bonds.
2)	Net income refers to net income attributable to equity holders of AEGON N.V.
3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.
4)

Deposits on and off balance sheet. In the previous quarters of 2009 gross saving deposits of AEGON The Netherlands were overstated by EUR 130 million, EUR 192 million and EUR 817 million in Q1, Q2 and Q3, respectively. Net deposits were not impacted. Comparative figures have been restated.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders' equity excluding the preferred shares and the revaluation reserve.
6)	Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate.
7)	All ratios exclude AEGON’s revaluation reserve.
8)	Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax.
9)	There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

10)	APE = recurring premium + 1/10 single premium.
11)	PVNBP: Present Value New Business Premium.

a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar I for AEGON UK), and local regulatory solvency measurements for non-EU entities. Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profits funds included in overall local available capital to be equal to the amount of With-Profits funds’ required capital.
b)	The results in this release are unaudited.

Currencies

Income statement items: average rate 1 EUR = USD 1.4071 (2008: USD 1.4660)

Income statement items: average rate 1 EUR = GBP 0.8903 (2008: GBP 0.7961)

Balance sheet items: closing rate 1 EUR = USD 1.4406 (2008: USD 1.3917)

Balance sheet items: closing rate 1 EUR = GBP 0.8881 (2008: GBP 0.9525)

ADDITIONAL INFORMATION

The Hague, February 25, 2010

Press conference

9:00 am CET

Audio webcast on www.aegon.com

Analyst & investor presentation / conference call

15:00 am CET

Audio webcast on www.aegon.com

Call-in numbers (listen only):

USA: +1 480 629 9822

UK: + 44 208 515 2301

NL: +31 20 796 5332

Supplements

AEGON’s Q4 2009 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on www.aegon.com.

Record date AGM

The record date for attending and voting at the Annual General Meeting of Shareholders of AEGON N.V. is March 30, 2010. The agenda will be available on AEGON’s website from March 29, 2010.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.

Key figures - EUR	Full year 2009	Full year 2008
Underlying earnings before tax	1.2 billion	1.6 billion
New life sales	2.0 billion	2.6 billion
Gross deposits (excl. inst. guar. prod.)	23.6 billion	22.4 billion
Revenue generating investments	361 billion	332 billion
(end of period)

Contact information

Media relations: Greg Tucker

+31(0)70 344 8956

gcc-ir@aegon.com

Investor relations: Gerbrand Nijman

+31 (0)70 344 8305

877 548 9668 – toll free USA only

ir@aegon.com

www.aegon.com

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, underlying earnings before tax, net underlying earnings and value of new business. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on pages 7 and 8. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 23. Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures. AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

¡	Changes in the policies of central banks and/or governments;

¡	Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡	Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

¡	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 25 of 25